                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                AMENDMENT NO. 2
                                      TO
                                 SCHEDULE 14D-1
              TENDER OFFER STATEMENT PURSUANT TO SECTION 14(D)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                                 CMP MEDIA INC.
                           (NAME AND SUBJECT COMPANY)

                             MFW ACQUISITION CORP.
                         MFW ACQUISITION HOLDINGS CORP.
                            UNITED NEWS & MEDIA PLC
                                   (BIDDERS)

                            ------------------------

                      CLASS A COMMON STOCK, $.01 PAR VALUE
                         (TITLE AND CLASS OF SECURITIES)

                                   125891101
                     (CUSIP NUMBER OF CLASS OF SECURITIES)

                            ------------------------

                             ANNE W. GURNSEY, ESQ.
                              UNITED NEWS & MEDIA
                        32 UNION SQUARE EAST, 5TH FLOOR
                               NEW YORK, NY 10003

                                 (212) 358-6570

                            ------------------------

                                    COPY TO:

                             JAMES E. ABBOTT, ESQ.
                           CARTER, LEDYARD & MILBURN
                                 2 WALL STREET
                               NEW YORK, NY 10005
                                 (212) 732-3200

          (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                          May 26, 1999

         This statement amends and supplements the combined Tender Offer Statement on Schedule 14D-1 and Statement on Schedule 13D originally filed with the Securities and Exchange Commission on May 6, 1999, as amended by Amendment No. 1 thereto filed on May 7, 1999, (collectively, the "Schedule 14D-1"), by MFW Acquisition Holdings Corp., a Delaware corporation ("Parent"), and MFW Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Parent ("Merger Sub") in connection with the offer to purchase all the outstanding shares of Class A Common Stock, par value $.01 per share (the "Class A Shares"), and all the outstanding shares of Class B Common Stock, par value $.01 per share (the "Class B Shares" and, together with the Class A Shares, the "Shares"), of CMP Media Inc., a Delaware corporation (the "Company"), at $39.00 per share, net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated May 6, 1999 and in the related Letter of Transmittal (the "Offer").

         As set forth below, Merger Sub, Parent and United News & Media plc, an English corporation and the indirect corporate parent of Merger Sub and Parent ("United"), are amending the Schedule 14-1 to (i) name United as an additional bidder, (ii) amend the description therein of the conditions to payment for Shares tendered and accepted, (iii) disclose certain developments regarding financing of the Offer and regarding applications for required governmental approvals and (iv) make certain related and miscellaneous disclosures.

         Item 2. Identity and Background

                  (a)-(d), (g) this statement is being filed by Merger Sub, Parent and United. The information set forth in Section 8 of the Offer to Purchase is hereby amended and restated as follows:

    SECTION 8. CERTAIN INFORMATION CONCERNING UNITED, MERGER SUB AND PARENT.

    MERGER SUB AND PARENT. Both Merger Sub and Parent are newly incorporated Delaware corporations organized in connection with the Offer and the Merger and have not carried on any activities other than in connection with the Offer and the Merger. The principal offices of Merger Sub and Parent are located at 32 Union Square East, 5th Floor South, New York, NY 10003, and their telephone number at that address is (212) 358-6750. Merger Sub is a direct wholly-owned subsidiary of Parent. Until immediately prior to the time that Merger Sub will purchase Shares pursuant to the Offer, it is anticipated that neither Merger Sub nor Parent will have any significant assets or liabilities or engage in activities other than those incident to its formation and capitalization and the transactions contemplated by the Offer and the Merger. Because Merger Sub and Parent are newly formed and have minimal assets and capitalization, no meaningful financial information regarding Merger Sub and Parent is available.

    UNITED. Parent, Merger Sub and MF Worldwide are wholly-owned indirect subsidiaries of United, an English public limited company, a leading trade exhibition organizer, business magazine and advertising periodical publisher and corporate news distributor. Within the United Kingdom, United also is a leading national newspaper publisher and has significant broadcasting operations. The principal offices of United are located at 245 Black Friars Road, London SE 1 9UY and its telephone number at that address is (011-44-171) 921-5000.

    The name, current business address, citizenship, and present principal occupation or employment, and five-year employment history for each of the directors and executive officers of Merger Sub, Parent and United, and certain other information, are set forth on Schedule I to the Offer to Purchase.

    United is subject to certain limited informational filing requirements of the Exchange Act as a foreign private issuer, and in accordance therewith is obligated to file periodic reports and other information with the SEC relating to its business, financial statements and other matters. Such reports and other information filed by United are available for inspection and copying at the public reference facilities of the SEC in the same places and in the same manner as set forth with respect to the Company in Section 7, except that such documents are not available on the SEC's Web site.

    For the year ended December 31, 1998, United had revenues of approximately $3.7 billion and profit after tax of approximately $530.9 million. United's stockholders' equity at December 31, 1998 was approximately $1,426.1 million with approximately $193.4 million of cash and cash equivalents.

    United's consolidated balance sheet and the related consolidated profit and loss account and consolidated cash flow statement for the three years ended December 31, 1997, 1996 and 1995 contained in Part IV, Item 19 of United's Annual Report on Form 20-F for the year ended December 31, 1997 filed with the SEC (the "Annual Report") are hereby incorporated by reference. A copy of the Annual Report may be obtained (i) by writing to United at Ludgate House, 245 Blackfriars Road, London SE1 9UY, United Kingdom, attention: Corporate Secretary or (ii) upon payment of the SEC's customary fees, by writing to its principal office at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Additionally, the Annual Report may be inspected at the SEC's offices.

    Except as provided in the Merger Agreement, the Tender and Voting Agreement and as otherwise described in the Offer to Purchase, (i) none of United, Merger Sub, Parent nor, to the knowledge of United, Merger Sub and Parent, any of the persons listed in Schedule I to this Offer to Purchase, or any associate or majority-owned subsidiary of United, Merger Sub, Parent or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares or has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies and (ii) none of United, Merger Sub, Parent nor, to the knowledge of United, Merger Sub and Parent, any of the persons or entities referred to above nor any director, executive officer or subsidiary of any of the foregoing has effected any transactions in any Shares during the past 60 days.

    Except as provided in the Merger Agreement, the Tender and Voting Agreement and as otherwise described in this Offer to Purchase, since July 25, 1997, the date of the initial public offering of the Class A Shares, none of United, Merger Sub, Parent nor to the knowledge of United, Merger Sub and Parent, any of the persons listed in Schedule I to this Offer to Purchase, has had any transactions with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as provided in the Merger Agreement, the Tender and Voting Agreement and as otherwise outlined in this Offer to Purchase, since July 25, 1997, there have been no contacts, negotiations or transactions between any of United, Merger Sub, Parent, or any of their subsidiaries or, to the best knowledge of United, Merger Sub and Parent, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of securities of any class of the Company, an election of directors of the Company, or a sale or other transfer of a material amount of assets of the Company or any of its subsidiaries.

                  (e)-(f) During the last five years, neither Merger Sub, Parent nor United nor, the best of knowledge of Merger Sub, Parent and United, any of the persons listed on Schedule I to the Offer to Purchase has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of such laws.

Item 4. Source and Amount of funds or Other Consideration

                  (a) The information set forth in "Section 9. Financing of the Offer and the Merger" of the Offer to Purchase is hereby amended and restated as follows:

Section 9. Financing the Offer and the Merger

     The total amount of funds required by Merger Sub to acquire all of the outstanding Shares pursuant to the Offer, consummate the Merger and pay fees and expenses related to the Offer and the Merger is estimated to be approximately $954 million. Merger Sub will obtain all such funds from United and its subsidiaries. To provide such funds, United and its subsidiaries will use a combination of (i) cash on hand, working capital and other internally-generated funds, (ii) borrowings under an existing credit facility, for which Lloyds Bank plc ("Lloyds") is the facility agent and
(iii) borrowings under a new credit facilty with Lloyds. The Offer is not conditioned upon Merger Sub receiving any financing.

     The existing credit facility is governed by a Multicurrency Revolving Credit Agreement dated as of May 12, 1997 among United, Lloyds as facilty agent, Chase Investment Bank Limited and Lloyds Bank plc Capital Markets (the "Existing Credit Agreement"). The Existing Credit Agreement provides that United may borrow up to L1 billion for general corporate purposes. Interest under the Existing Credit Agreement is equal to LIBOR plus 0.2% per annum. United must repay all amounts outstanding under the Existing Credit Agreement by May 12, 2002. As of May 25, 1999, United has approximately L500 million of available credit under the Existing Credit Agreement.

     The new credit facility is governed by a Multicurrency Credit Agreement dated as of May 26, 1999 among United, United Finance Limited and Lloyds as facility agent (the "New Credit Agreement") which contemplates that United (or United Finance Limited, if guaranteed by United) may borrow up to $240 million for general corporate purposes. The interest rate per annum under the New Credit Agreement will be LIBOR plus a variable margin amount (up to 0.65% for amounts in excess of $80 million during the last six months of the facilty). All amounts outstanding under the New Credit Agreement will be payable not later than May 25, 2000.

     United expects to repay its obligations under the New Credit Agreement from funds generated internally by United and its subsidiaries (including, after the Merger, funds generated by the Surviving Corporation) and through other sources which may include the proceeds of future bank financings, the public or private sale of debt or equity securities or a combination thereof. No decisions have been made, however, concerning the method United and its subsidiaries will employ to repay such indebtedness. Such decisions, when made, will be based on United's review from time to time of the advisability of particular actions, as well as on prevailing interest rates and financial and other economic conditions.

     The foregoing descriptions of the Existing Credit Agreement and the New Credit Agreement are qualified in their entirety by reference to the text of such documents to be filed as Exhibits (b)(2) and (b)(3) to the Schedule 14D-1, and such documents are incorporated herein by reference.

ITEM 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

    (a) and (b) The information set forth in Section 8 of the Offer to Purchase, amended and restated as set forth above, is hereby incorporated by reference.

ITEM 7. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO THE SUBJECT COMPANY'S SECURITIES.

    The information set forth in Section 8 of the Offer to Purchase, amended and restated as set forth above, is hereby incorporated by reference.

ITEM 9. FINANCIAL STATEMENTS OF CERTAIN BIDDERS

    The information set forth in Section 8 of the Offer to Purchase, amended and restated as set forth above, is hereby incorporated by reference.

ITEM 10. ADDITIONAL INFORMATION.

    (b) and (c) The information set forth in Section 15 of the Offer to Purchase is hereby supplemented as follows:

         On May 17, 1999, United filed a Premerger Notification Form under the HSR Act with respect ot the purchase of Shares pursuant to the Offer with the Antitrust Division and the FTC.

         On May 21, 1999, United obtained the approval of the Federal Cartel Office (Bunderkartellamt) of Germany relating to the Offer and the Merger.

    (f) Information set forth in the Offer to Purchase is hereby amended as follows:

         (i) The first sentence of Section 2 of the Offer to Purchase is hereby amended and restated to read, "Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of of any such extension or amendment), the purchase of and payment for Shares validly tendered on or prior to the Expiration Date and not properly withdrawn as permitted by Section 4 will be made as promptly as reasonably practicable after the Expiration Date."

         (ii) The last sentence of the second paragraph following the Selected Consolidated Financial Information of CMP Media Inc. is hereby amended and restated to read, "NONE OF UNITED, MERGER SUB, PARENT NOR ANY OF THEIR RESPECTIVE

    AFFILIATES ASSUMES ANY RESPONSIBILITY FOR THE ACCURACY OR VALIDITY OF THE FOREGOING PROJECTIONS."

ITEM 11. MATERIALS TO BE FILED AS EXHIBITS

Item 11 is hereby amended by adding the following exhibits:

    (a)(9) Powerpoint presentation, dated April 29, 1999, as posted on the website of United (www.unm.com).*

    (a)(10) Powerpoint presentation, dated May 4, 1999 as posted on the website of MF Worldwide (www.mfi.com).*

    (a)(11) Press Release issued jointly by United News & Media plc and CMP Media Inc. on April 29, 1999.

    (b)(2) MultiCurrency Revolving Credit Agreement dated May 12, 1997 among United, Lloyds as facility agent, Chase Investment Bank Limited and Lloyds Bank Plc Capital Markets.*

    (b)(3) MultiCurrency Revolving Credit Agreement dated May 26, 1999 among United, Lloyds as facility agent, and United Finance Limited.*

* To be filed by amendment.


                                  SIGNATURE

     After due and reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, commplete and correct.


May 26, 1999


                                   UNITED NEWS & MEDIA PLC

                                   By:   /s/ Charles Stern
                                         ------------------------------
                                         Name: Charles Stern
                                         Title: Finance Director

                                   MFW ACQUISITION CORP.

                                   By:   /s/ DONALD PAZOUR
                                         -----------------------------
                                         Name:Donald Pazour
                                         Title:CHIEF EXECUTIVE OFFICER

                                   MFW ACQUISITION HOLDINGS CORP.

                                   By:   /s/ DONALD PAZOUR
                                         ----------------------------
                                         Name: Donald Pazour
                                         Title: CHIEF EXECUTIVE OFFICER

                                                                                                    PAGE NO. IN
 EXHIBIT                                                                                           SEQUENTIALLY
   NO.                                            TITLE                                          NUMBERED SCHEDULE
---------  -----------------------------------------------------------------------------------  -------------------
  *(a)(1)  Offer to Purchase, dated May 6, 1999...............................................

  *(a)(2)  Letter of Transmittal..............................................................

  *(a)(3)  Notice of Guaranteed Delivery......................................................

  *(a)(4)  Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees...

  *(a)(5)  Letter from Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
           to their Clients...................................................................

  *(a)(6)  Guidelines for Certification of Taxpayer Identification Number on Substitute Form
           W-9................................................................................

  *(a)(7)  Press release, dated April 29, 1999................................................

  *(a)(8)  Summary advertisement dated May 6, 1999............................................

 **(a)(9)  Powerpoint presentation, dated April 29, 1999, as posted on the websites of United (www.unm.com)...................................................

 **(a)(10) Powerpoint presentation, dated May 4, 1999, as posted on the website of MF Worldwide, (www.mfi.com).............................................

   (a)(11) Press Release issued jointly by United News & Media plc and CMP Media Inc.
           on April 29, 1999..................................................................

  *(b)(1)  Letter Agreement dated April 29, 1999 between Lloyds Bank Plc and United News &
           Media plc..........................................................................

 **(b)(2)  Multicurrency Revolving Credit Agreement, dated as of May 12, 1997 among
           United, Lloyds as facility agent, Chase Investment Bank Limited and
           Lloyds Bank Plc Capital Markets....................................................

 **(b)(3)  Multicurrency Revolving Credit Agreement, dated as of May 26, 1999 among
           United, Lloyds as facility agent and United Finance Limited........................

  *(c)(1)  Agreement and Plan of Merger, dated as of April 28, 1999, among United News & Media plc, Miller Freeman Worldwide plc, MFW Acquisition Corp. and CMP Media Inc.........

  *(c)(2)  Tender and Voting Agreement dated as of April 28, 1999 among MFW Acquisition Corp.
           and certain shareholders of CMP Media, Inc.........................................

------------------------

*   Previously filed.
**  To be filed by amendment.